UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 28, 2019	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 jesse_huang@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

UPDATE: ChipMOS SETS DIVIDEND RECORD & DISTRIBUTION DATE

Hsinchu, Taiwan, June 28, 2019 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), announced it has submitted a dividend/distribution form to NASDAQ, as notification of the below actions for the Company’s American Depositary Shares (“ADRs”). The Company’s Board proposed on March 7, 2019 that NT$1.2 per common share or approximately US$0.77 per ADS be distributed to shareholders from earnings. This was approved by shareholders at the Company’s AGM on June 10, 2019

•	Type of Distribution: Cash Dividend

•	Declaration Date: June 27, 2019

•	Ex-Dividend Date: August 7, 2019

•	ADR Dividend Record Date: August 8, 2019

•	ADR Dividend Distribution Date: To be determined by the Depositary, Citibank NA (“Citi”), once Citi receives the distribution from the Company on August 30, 2019

•	ADR books will be closed from August 6, 2019 to August 13, 2019 to coincide with the Taiwan local share book close period of August 9, 2019 to August 13, 2019

•

The final dividend amount to be distributed in the United States Dollars will be determined by the Depositary, Citibank NA, once it receives the distribution from the Company on August 30, 2019, converts the amount from New Taiwan Dollars into United States Dollars and deducts appropriate taxes and fees.

S.J. Cheng, Chairman and President of ChipMOS, said, “This latest distribution continues our track record of consistently building value for investors. Our successful business execution and cash flow generation has put ChipMOS in a solid position with a strong balance sheet, able to support our current and long-term priority growth drivers.”

Questions regarding the cash dividend distribution may be directed to Keith Balwan (keith.balwan@citi.com) at +1.973.461.7038.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.